September 26, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (925) 236-4321

John Chen
Chairman of the Board
Sybase, Inc.
One Sybase Drive, Dublin
California 94568

> **Re: Sybase, Inc.**
> **Definitive 14A**
> **Filed April 30, 2007**
> **File No. 1-16493**

Dear Mr. Chen:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

Director Compensation Paid in 2006, page 8

1. Please disclose by footnote to the appropriate column the aggregate number of stock awards outstanding at fiscal year end for each director. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Compensation Discussion and Analysis, page 22

2. Please provide a quantitative discussion of the terms of the necessary performance objectives to be achieved in order for your named executive officers to earn their incentive compensation. Please disclose the specific target performance metrics, as well as the strategic objectives for each individual, used to determine incentive amounts. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion and discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. Refer specifically to your general statement on page 29 that the metrics in the 2006 performance based stock grants were seen as challenging since they represented three year goals that the committee believed were attainable but difficult. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.

3. You provide only a general discussion and little analysis of the effect of individual performance, even though your disclosure suggests it is a factor considered by the compensation committee. For example, you state on page 22 that an executive's total 2006 compensation package is designed to provide value to the executive based (i) on the individual's position and performance, (ii) the company's annual financial performance against financial objectives approved by the Board of Directors, (iii) the company's three year financial performance against financial objectives approved by the Board of Directors and (iv) total shareholder return. You also state on page 28 that in determining the amount of equity awards granted to an individual executive, the committee considers such factors as individual performance. Please disclose additional qualitative, and if applicable, quantitative detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

4. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note that the committee decided to link a greater percentage of the CEO's total targeted direct compensation to elements of compensation that are based on your performance and to long term equity incentives than the compensation of the other named executive officers. Please provide a clear discussion of how and why there is a disparity between your chief executive officer's compensation and that of the other named executive officers, including base salary.

Comparative Framework, page 23

5. Elaborate on the market trends and best practices factors considered by the compensation committee in setting compensation.

       Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

       Please contact me at (202) 551-3729 with any questions.

       Sincerely,

       Craig Slivka
       Staff Attorney